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                           UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                           SCHEDULE 13G/A


             Under the Securities Exchange Act of 1934
                        (Amendment No. 1 )*


                       VERIDA INTERNET CORP.
                          (Name of Issuer)


                  Common Stock, $0.00001 par value
                   (Title of Class of Securities)

                             923427108
                           (CUSIP Number)


                         February 15, 2000
      (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 923427108           13G                      Page 2 of 5
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Names of Reporting Persons.                       PETER LORETTO
     I.R.S. Identification Nos. of
      Above Persons (entities only)
---------------------------------------------------------------------
Check the Appropriate Box if a Member of a Group
     (See Instructions)                           (a) [ ]   (b) [ ]
---------------------------------------------------------------------
SEC Use Only
---------------------------------------------------------------------
Citizenship                                       Canada
     Number of Shares    5.   Sole Voting Power         524,900
     Beneficially        -------------------------------------------
     Owned by Each       6.   Shared Voting Power             0
     Reporting           -------------------------------------------
     Person With         7.   Sole Dispositive Power    524,900
                         -------------------------------------------
                         8.   Shared Dispositive Power        0
---------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by
      Each Reporting Person                             524,900
---------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row
      (9) Excludes Certain Shares (See Instructions)        [ ]
---------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9        5.6%
---------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)            IN
---------------------------------------------------------------------
CUSIP No. [N/A]
---------------------------------------------------------------------
1.   Names of Reporting Persons.                  PCL HOLDINGS LTD.
     I.R.S. Identification Nos.
      of Above Persons (entities only)                 [N/A]
---------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)                        (a) [ ] (b) [ ]
---------------------------------------------------------------------
3.   SEC Use Only
---------------------------------------------------------------------
4.   Citizenship or Place of Incorporation        British Columbia
     Number of Shares    5.   Sole Voting Power        522,900
     Beneficially        -------------------------------------------
     Owned by Each       6.   Shared Voting Power            0
     Reporting           -------------------------------------------
     Person With         7.   Sole Dispositive Power   522,900
                         -------------------------------------------
                         8.   Shared Dispositive Power       0
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CUSIP No. 923427108           13G                      Page 3 of 5
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9.   Aggregate Amount Beneficially Owned
      by Each Reporting Person                         522,900
---------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)
     [ ]
---------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9   5.58%
---------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)       CO
---------------------------------------------------------------------
CUSIP No. [N/A]
---------------------------------------------------------------------

Item 1.

(a) The name of the issuer is VERIDA INTERNET CORP.. (the "Issuer").

(b) The principal executive office of the Issuer is located at 50 California Street Suite 1500, San Francisco, California 94111

Item 2.

     This statement is being filed by: (a) Peter Loretto, an individual residing in British Columbia and (b) PCL Holdings Ltd. a privately held company which is incorporated in British Columbia and is wholly owned by Mr. Peter Loretto (the individual and entity referred to above are collectively called the "Reporting Persons".

     The residential address of the Reporting Persons is:

          350-6165 HWY. 17
          Delta, B.C. V4K 5B8

(c)  Citizenship of Reporting Persons: see item 4 above

(d) This class of securities to which this statement relates is Common Stock of the Issuer with a par value of $0.00001.

(e)  The CUSIP number of the Common Stock is 923427108

Item 3.

     If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ___ Broker or dealer registered under section 15 of the Act (15
     U.S.C.78o).

(b)  ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).



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CUSIP No. 923427108           13G                      Page 4 of 5

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  ___ An investment adviser in accordance with 240.13d-
     1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
     Company Act of 1940 (15 U.S.C. 80a-3).

(j)  ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box. [ X ].

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

     The Reporting Persons own beneficially the respective percentages and numbers of Common Shares set forth below (on the basis of 9,367,237 shares of Common Stock issued and outstanding).

(a) Amount beneficially owned: Mr. Peter Loretto benefically owns 524,900 shares of which number 522,900 shares are held by his wholly owned company, PCL Holdings Ltd., while the remaining 2,000 are directly owned by Mr. Peter Loretto himself.

(b)  Percent of class: 5.6%

(c)  Number of shares as to which the Reporting Persons has:
     (i)       Sole power to vote or to direct the vote: 524,900
     (ii)      Shared power to vote or to direct the vote: 0
     (iii)     Sole power to dispose or to direct the disposition of:
               524,900
     (iv)      Shared power to dispose or to direct the disposition of:
               0


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CUSIP No. 923427108           13G                      Page 5 of 5

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the group

     Not applicable.

Item 9.   Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Dated:   February 15, 2000

                                   PETER LORETTO
                                   PCL HOLDINGS LTD.

                                   BY: /s/ Peter Loretto
                                        PETER LORETTO, PRESIDENT